SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                               (AMENDMENT NO. 1)

                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934


               Capital Realty Investors - II Limited Partnership
                                (Name of Issuer)

                           Limited Partnership Units
                         (Title of Class of Securities)

                                 Not Applicable
                                 (CUSIP Number)

                              Eggert Dagbjartsson
           c/o Equity Resources Group, Incorporated, 14 Story Street,
                 Cambridge, Massachusetts 02138 (617) 876-4800
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 19, 2001
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



-----------------------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

1.    NAMES AND IDENTIFICATION NO. OF REPORTING PERSONS:

      Equity Resources Group, Incorporated    I.R.S.# 04-2723870
      Equity Resource Bay Fund Limited Partnership   I.R.S.# 04-3293645
      Equity Resource Boston Fund Limited Partnership   I.R.S.#04-3430288
      Equity Resource Brattle Fund Limited Partnership   I.R.S.# 04-3280004
      Equity Resource Fund XV Limited Partnership   I.R.S.# 04-3182947
      Equity Resource Fund XVI Limited Partnership   I.R.S.# 04-3223091
      Equity Resource Lexington Fund Limited Partnership   I.R.S. # 04-3526768
      Mark S. Thompson
      Eggert Dagbjartsson

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                            (a) [X]
                                                            (b) [ ]

3.    SEC USE ONLY

4.    SOURCE OF FUNDS (SEE INSTRUCTIONS)
                           WC $201,077.75

5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(D) OR 2(E)                                        [ ]

6.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Equity Resources Group, Incorporated is a Massachusetts corporation. Equity Resource Bay Fund Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Boston Fund Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Brattle Fund Limited Partnership is a Massachusetts
               limited partnership.
      Equity Resource Fund XV Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Fund XVI Limited Partnership is a Massachusetts limited partnership.
      Equity Resource Lexington Fund Limited Partnership is a Massachusetts
               limited partnership.
      Mark S. Thompson is a United States citizen.
      Eggert Dagbjartsson is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.    SOLE VOTING POWER

      None.


8.    SHARED VOTING POWER

      546 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Bay Fund General Partners"). Voting power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      2057.83 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Boston Fund General Partners"). Voting power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      536 Units are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson and Mark S. Thompson are the general partners (the "Brattle Fund General Partners"). Voting power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      329 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XV General Partners"). Voting power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

      282 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which Equity Resources Group, Incorporated and Mark S. Thompson are the general partners (the "Fund XVI General Partners"). Voting power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

      1243 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which Eggert Dagbjartsson is the general partner (the "Lexington Fund General

      Partner"). Voting Power with the respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

      See Item 2 below for other required information.

9.    SOLE DISPOSITIVE POWER

      None.

10.   SHARED DISPOSITIVE POWER

      546 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Bay Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      2057.83 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Boston Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      536 Units are held by Equity Resource Brattle Fund Limited
      Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Brattle Fund General Partners as reporting persons in their capacities as general partners of such limited partnership.

      329 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XV General Partners as reporting persons in their capacities as general partners of such limited partnership.

      282 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Fund XVI General Partners as reporting persons in their capacities as general partners of such limited partnership.

      1243 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership. Dispositive power with respect to such Units is shared by the Lexington Fund General Partner as a reporting person in his capacity as general partner of such limited partnership.

      See Item 2 below for other required information.

11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      546 Units are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      2057.83 Units are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      536 Units are held by Equity Resource Brattle Fund Limited
      Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      329 Units are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      282 Units are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      1243 Units are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

      See Item 2 below for other required information.

12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES(SEE INSTRUCTIONS)                                  [ ]

13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.1% are held by Equity Resource Bay Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      4.1% are held by Equity Resource Boston Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      1.1% are held by Equity Resource Brattle Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Eggert Dagbjartsson and Mark S. Thompson are the general partners.

      0.7% are held by Equity Resource Fund XV Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      0.6% are held by Equity Resource Fund XVI Limited Partnership, a Massachusetts limited partnership, of which the reporting persons Equity Resources Group, Incorporated and Mark S. Thompson are the general partners.

      2.5% are held by Equity Resource Lexington Fund Limited Partnership, a Massachusetts limited partnership, of which the reporting person Eggert Dagbjartsson is the general partner.

      See Item 2 below for other required information.

14.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      Equity Resources Group, Incorporated                      CO
      Equity Resource Bay Fund Limited Partnership              PN
      Equity Resource Boston Fund Limited Partnership           PN
      Equity Resource Brattle Fund Limited Partnership          PN
      Equity Resource Fund XV Limited Partnership               PN
      Equity Resource Fund XVI Limited Partnership              PN
      Equity Resource Lexington Fund Limited Partnership        PN
      Mark S. Thompson                                          IN
      Eggert Dagbjartsson                                       IN

Item 1.  Security and Issuer

      This statement relates to certain limited partnership units (the "Units") of Capital Realty Investors - II Limited Partnership, a Maryland limited partnership with its principal executive office at 11200 Rockville Pike, 5th Floor, Rockville, MD 20852.

Item 2.  Identity and Background.

      (a) The names of the persons filing this statement are Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership, (the "Limited Partnerships"), Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S.

Thompson, and Eggert Dagbjartsson (collectively, the "Reporting Persons"). Equity Resources Group, Incorporated and Mark S. Thompson are the general partners of Equity Resource Fund XV Limited Partnership and Equity Resource Fund XVI Limited Partnership. Eggert Dagbjartsson and Mark S. Thompson are the general partners of Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership and Equity Resource Brattle Fund Limited Partnership. Eggert Dagbjartsson is the general partner of Equity Resource Lexington Fund Limited Partnership. This statement on Schedule 13D is filed on behalf of all such reporting persons. The executive officers and directors of Equity Resources Group, Incorporated are James E. Brooks, Chairman of the Board of Directors and Director, Mark S. Thompson, President and Director, and Eggert Dagbjartsson, Executive Vice President and Director.

      (b) The business address of each of Equity Resource Bay Fund limited partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, Equity Resource Lexington Fund Limited Partnership, Equity Resources Group, Incorporated, Eggert Dagbjartsson and Mark S. Thompson, is 14 Story Street, Cambridge, Massachusetts 02138.

      (c) Each of the Limited Partnerships is a Massachusetts limited partnership formed to acquire and hold interests in other limited partnerships involved in all facets of the real estate business as long-term investments with a view to long-term appreciation and not to resale. Mr. Thompson's principal occupation is President of Equity Resources Group, Incorporated. Mr. Dagbjartsson's principal occupation is Executive Vice President of Equity Resources Group, Incorporated.

      (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (f) Each of the Limited Partnerships is a Massachusetts limited partnership. Mark S. Thompson and Eggert Dagbjartsson are citizens of the United States. Equity Resources Group, Incorporated is a Massachusetts corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

      Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited

Partnership and Equity Resource Lexington Fund Limited Partnership, purchased the Units hereby reported for an aggregate of $201,077.75 cash. The source of such funds was the working capital of these respective limited partnerships.

Item 4.  Purpose of Transaction.

      Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership, and Equity Resource Lexington Fund Limited Partnership acquired the Units for investment purposes. Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership or Equity Resource Lexington Fund Limited Partnership, or certain of their affiliates, may in the future seek to acquire additional Units for investment purposes. On November 19, 2001, Equity Resources Lexington Fund Limited Partnership commenced an offer to purchase 10,000 Units at a per Unit purchase price of $100.00. Except as set forth in the preceding sentence, none of such limited partnerships, or any of the reporting persons, has any present plans or proposals that relate to or would result in any of the actions described in Item 4(a)-(j) of the instructions to
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

      (a) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership, beneficially own an aggregate of 4993.83 Units, representing 9.989% of the Units presently outstanding (the percentages reported in Item 13 do not cumulate to 9.989% because of rounding done pursuant to the instructions to Schedule 13D).

      (b) Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson, in their capacities as general partners of each of Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership, share the power to vote or direct the vote and to dispose of or direct the disposition of all of the 4993.83 Units referred to in Item 5(a). See Item 2 above for other required information.

      (c)      Not applicable.

      (d)      Not applicable.

      (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          None.

Item 7.  Material to be Filed as Exhibits.

          Exhibit 7.1 Agreement dated as of November 19, 2001 between each of the Reporting Persons with respect to the filing of this statement on Schedule 13D.

          Exhibit 99.1 Offer to Purchase, dated November 19, 2001 (incorporated by reference to Schedule TO filed by Equity Resource Lexington Fund Limited Partnership, Equity Resource Group, Inc. and Eggert Dagbjartsson on November 19, 2001)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete, and correct.


        November 19, 2001                November 19, 2001
             (Date)                           (Date)

                                            /s/ Eggert Dagbjartsson
EQUITY RESOURCES GROUP,                     -------------------------------
INCORPORATED                                Eggert Dagbjartsson, individually


By:  /s/ Eggert Dagbjartsson                /s/ Mark S. Thompson
     --------------------------------       -------------------------------
     Eggert Dagbjartsson                    Mark S. Thompson, individually
     Executive Vice President

EQUITY RESOURCE BAY FUND LIMITED
PARTNERSHIP

By:  /s/ Eggert Dagbjartsson
     --------------------------------
     Eggert Dagbjartsson, as general partner

EQUITY RESOURCE BOSTON FUND
LIMTED PARTNERSHIP

By:  /s/ Eggert Dagbjartsson
     --------------------------------
     Eggert Dagbjartsson, as general partner


EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERSHIP

By:  /s/ Eggert Dagbjartsson
     --------------------------------
     Eggert Dagbjartsson, as general partner

EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By:    EQUITY RESOURCES GROUP,
       INCORPORATED, as general partner

       By: /s/ Eggert Dagbjartsson
           --------------------------
           Eggert Dagbjartsson
         Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By:    EQUITY RESOURCES GROUP,
       INCORPORATED, as general partner

       By: /s/ Eggert Dagbjartsson
           ---------------------------
           Eggert Dagbjartsson
       Executive Vice President

EQUITY RESOURCE LEXINGTON FUND
LIMITED PARTNERSHIP

By:  /s/ Eggert Dagbjartsson
     ---------------------------------
     Eggert Dagbjartsson, as general partner

                                                                    EXHIBIT 7.1

                                   AGREEMENT


      This Agreement, dated as of November 19, 2001, is by and among Equity Resources Group, Incorporated, a Massachusetts corporation, Mark S. Thompson, Eggert Dagbjartsson, each an individual, and each of the Limited Partnerships listed on the signature pages hereto (the "Limited Partnerships").

      Each of the Limited Partnerships may be required to file with the United States Securities and Exchange Commission a statement on Schedule 13D with respect to an aggregate of 4993.83 units (the "Units") of limited partnership interest in Capital Realty Investors - II Limited Partnership, a Maryland limited partnership, held by Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership. Equity Resources Group, Incorporated, Mark S. Thompson and Eggert Dagbjartsson may be required to file by reason of their being the general partners of each of Equity Resource Bay Fund Limited Partnership, Equity Resource Boston Fund Limited Partnership, Equity Resource Brattle Fund Limited Partnership, Equity Resource Fund XV Limited Partnership, Equity Resource Fund XVI Limited Partnership and Equity Resource Lexington Fund Limited Partnership, as the case may be.

      Pursuant to Rule 13(d)(1) promulgated under the Securities Exchange
Act of 1934, as amended, the parties hereby agree to file a single statement on
Schedule 13D on behalf of each of the parties, and hereby further agree to file this Agreement as an exhibit to such statement, as required by such rule.

      Executed and delivered as of the date first above written.


EQUITY RESOURCES GROUP,
INCORPORATED

By:  /s/ Eggert Dagbjartsson                 /s/ Eggert Dagbjartsson
     -----------------------------           -----------------------------
     Eggert Dagbjartsson                     Eggert Dagbjartsson, individually
     Executive Vice President
                                             /s/ Mark S. Thompson
                                             -----------------------------
                                             Mark S. Thompson, individually

EQUITY RESOURCE BAY FUND LIMITED
PARTNERSHIP

By:    /s/ Eggert Dagbjartsson
       -----------------------------
       Eggert Dagbjartsson, as general partner


EQUITY RESOURCE BOSTON FUND
LIMITED PARTNERSHIP

By:  /s/ Eggert Dagbjartsson
     -----------------------------
     Eggert Dagbjartsson, as general partner


EQUITY RESOURCE BRATTLE FUND
LIMITED PARTNERHSIP

By:  /s/ Eggert Dagbjartsson
     -----------------------------
     Eggert Dagbjartsson, as general partner


EQUITY RESOURCE FUND XV LIMITED
PARTNERSHIP

By:    EQUITY RESOURCES GROUP,
       INCORPORATED, as general partner

       By: /s/ Eggert Dagbjartsson
           --------------------------
           Eggert Dagbjartsson
           Executive Vice President

EQUITY RESOURCE FUND XVI LIMITED
PARTNERSHIP

By:    EQUITY RESOURCES GROUP,
       INCORPORATED, as general partner

       By: /s/ Eggert Dagbjartsson
           --------------------------
           Eggert Dagbjartsson
           Executive Vice President

EQUITY RESOURCE LEXINGTON FUND
LIMITED PARTNERSHIP

By:  /s/ Eggert Dagbjartsson
     -----------------------------
     Eggert Dagbjartsson, as general partner